Filed by Mission Resources Corporation pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mission Resources Corporation
Subject Company’s Exchange Act File No.: 000-09498

MISSION RESOURCES
Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

MISSION RESOURCES

Moderator: Bob Cavnar
April 4, 2005
10:00 am CT

Operator:	Good morning. My name is Sabrina and I will be your conference facilitator. At this time, I would like to welcome everyone to the Petrohawk Energy and Mission Resources conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period.

If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press star, then the number 2 on your telephone keypad. Thank you.

Mr. Floyd Wilson, you may begin your conference.

Floyd Wilson:	Thank you.

Operator:	You’re welcome.

Floyd Wilson:	Good morning and thanks to all of you for joining us today. I’m here with Bob Cavnar and several members of our respective staffs. I’ll go ahead and get this out of the way.

MISSION RESOURCES
Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

This material includes certain statements that may be deemed to be forward-looking statements within the meeting of the private securities litigation reformat, 1995. For a full statement related to this topic, please see our press release dated today, which is posted on both companies’ websites.

Today we announce a very exciting event for us here at Petrohawk, the acquisition of Mission resources. We’ll get into the terms and detail there. The terms are approximately $135 million in cash and approximately 19.2 million shares of Petrohawk stock.

It’s a 60/40 stock cash deal, and it’s a cash election transaction. Both lords have approved the transaction. We expect to close after shareholder votes and subject to customary conditions during the third quarter of this year.

Additional materials have been posted to both company’s websites. I’m really pleased to be able to describe this transaction briefly here in my view of what it does for Petrohawk.

Less than a year ago, we established Petrohawk with our beta oil and gas transaction. Our mission was and is to search for oil and gas properties and drilling opportunities in familiar basins, and then apply our particular discipline and view of company building. And that is acquisition, exploitation, exploration, and rationalization of the asset base, as we build the company for eventual sale or merger.

Well, here it is a year later and over $1 billon later with this transaction. I believe we’ve done a pretty good job of getting this company going. The lead slide in the website presentation is the combined property map. It’s interesting in that we did not have to change our map.

MISSION RESOURCES
Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

All of Mr. Cavnar’s and Missions assets were located within the same basin that we already operate in. And, that makes a good fit in a familiar story for us. We stick to familiar places.

And while this transaction will create a new billion dollar E&P company, the real story is embedded in the properties and the two groups of professionals who have worked hard to bring things to the current stage within both companies.

The combined property provides a solid foundation supporting our multi-basin strategy and provides a multi-year drilling opportunity inventory. The drilling opportunities within Mission and how they fit with our own opportunities within Petrohawk are a large part of why we are doing this.

One of the slides on the presentation, which we can get to later if anybody cares to coast through some recent activities, so if I said to say that both companies have had excellent first quarters ’05 drill bit programs.

This privately, negotiated trade is very much like our November, 2004 Wynn-Crosby acquisition. We generally look for underdeveloped or undervalued properties. Often times, they have budgetary constraints. We look for divestment opportunities within those properties.

We make sure that the properties fit within our overall strategy of core areas. We look for cost-savings opportunities. And again, most important to everything is the property fit and the upside inventory fit.

This transaction more than doubles our reserves in production. Immediately of creative to cash flow NAV, and reserves in production on a debt adjusted,

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

per share basis. It also offers us a great opportunity to accelerate development of both of the companies’ development property opportunities.

This transaction puts two excellent groups of industry successful, industry professionals together. It will increase stockholder liquidity we think. And as always, the combined company will be in the hands of a highly-motivated group of professional company builders. Bob.

Bob Cavnar:	Thank you Floyd. Good morning everyone. I wanted to join Floyd on this call this morning to describe our reasons and our strong support for this transaction that we’ve agreed to over the last 24 hours.

As those of you who are Mission share holders know, we’ve come a long way over the last two and a half years, since I joined in August of 2002.

And not to re-hash the history, but just to give you an idea; this time two years ago, our total market cap was somewhere in the $7 million range and today it’s something in the $340 to $350 million dollar range, and that has come through a lot of hard work by the staff admission, and with the co-operation of the debt holders, and the bankers, and all the other constituents of Mission Resource.

And, I’m really pleased that we’ve come to the conclusion that we’ve come to. The merger or the acquisition of Mission by Petrohawk is the natural next step for Mission resources.

The teams are very good fit. The geography is perfect. The size of the companies is perfect, and those of you who have followed me for a while have heard me say several times that I was looking for a step change transaction,

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

ignoring the cultural social issues, that always happen when one company is bought by another.

We were focused solely on returns of the shareholders and have been focused on that particular metric for this deal. The size of these two companies together opens some opportunities that individually, each of us may not experience, so one plus one could very well equal three in this particular combination.

I’m really pleased that this transaction came together so quickly. I’m very pleased that Floyd and his people have been very sensitive to my people, and indeed have needs in their staff areas that fit some of our people very, very well. And we expect that to be a good combination.

I expect the transition to be smooth. It will build the dependent; of course timing wise on how we move through all the regulatory issues, but I expect the companies could come together rather quickly at this as soon as we can.

I’m very pleased that the shareholder return that we’ve provided to our share holders, and I’ve very supportive of Floyd, and his efforts going forward in this strategic plan that he’s laid out. Now, I’ll turn it back over you Floyd.

Floyd Wilson:	Okay Bob, thanks. So again, the combined company will include about 446 BCFE-approved reserves, about 75% proved developed. The current producing rate of each company is about 125 million equivalents per day. The reserve to production ratio is just under ten years, on a combined basis.

Both companies use the same engineering firm to do our annual engineering review work. We put some pro forma guidance in the news release. We’ve

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

made no attempt there to account for host merger activities, such as cost saving; any other source of synergies acquisitions, divestments, etcetera.

We’ve just put the two together as a quick view of what they look like. Before, both of our staffs get to work and do what we’re always charged due; that’s improve conditions at the company.

I think with that, if I’d be best just to have questions if there are any, and dig into this thing a little bit.

Operator:	At this time, I would like to remind everyone if you would like to ask a question, press start, then number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

The first question comes from Sabosh Sondra, with Morgan Keegan.

Sabosh Sondra:	Hi, good morning and I guess, congratulations to all. Bob, a couple of questions for you, really; first, who will stay from Mission and how many of your staff do you think continue on at Petrohawk?

Bob Cavnar:	Well, good morning Sabosh. Does the transition period that we’re going to undergo between now and closing clearly – the team that Petrohawk will take to leadership in the upper management, but I think there — they had – Floyd can speak for himself, obviously, but I think they have a number of needs in several of areas.

So, I expect a number of our employees to be offered positions going forward. I don’t know if you want to follow up that or not Floyd.

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

Floyd Wilson:	We would hope that a majority of the current Mission staff would consider working with us, here at Petrohawk.

Sabosh Sondra:	How about any – Bob are you going to continue on in any way on the board, or something like that and what about Jack and the senior staff there?

Bob Cavnar:	I will not be on the board and the senior staff of course can make their own choices about which direction they want to go. I think that it exists too early, since signing the deal to give you any indication of what the future plans are.

Sabosh Sondra:	Okay, operationally, what update on those lines’ wells?

Bob Cavnar:	On the line’s wells, the – I think it did you put it in the press release there?

Floyd Wilson:	Yea.

Bob Cavnar:	The number one wise well, the one that came under several weeks ago is still running about 13 million a day. It’s a very, very strong well. The wise number two is – it’s still drilling. We’ve encountered a pretty good show around 13-8, but that’s still drilling away, and we’re not bought to TD on that yet.

And we’re completing the (dinert), and should hopefully be (fracking) and bringing that online sometime during this week.

Sabosh Sondra:	And this borrowing base bump that you had here recently. Was that based on a revised reserve data?

Bob Cavnar:	Yea, that’s essentially what it was to Sabosh, and Rick is here, we’ll want to get into detail. Essentially it was the re-determination based on the new

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

reserves and they lifted the internal limit on borrowing base for corporate purposes versus acquisition. So, the entire 50 million is available to us.

Sabosh Sondra:	Okay, and that was the ’04 reserves? Or was there some re-determination after year-end?

Bob Cavnar:	It was year-end December 31.

Sabosh Sondra:	Okay, thank you very much and great job.

Bob Cavnar:	Thanks Sabosh.

Operator:	Your next question comes Andrew O’Connor, with Wells Capital.

Andrew O’Connor:	Good morning Floyd, good morning Bob.

Bob Cavnar:	Good morning.

Andrew O’Connor:	I wanted to know if you guys could further characterize that 300 projects that you’re envisioning for 2005; new wells, re-completions, and work-overs?

Floyd Wilson:	Sure, I’ll take a stab and then ask Bob to jump in. We have at Petrohawk, a fully raw capital program for this year and next. This year’s program involves I guess, a 80 to 90 specific operations, some of which are very significant, and some that are just you know, nominally significant.

We’re – we’ll drill about a third of our budget. We’ll be on the exploratory side of the equation in about two thirds on the exploitation side. We have a number of capital work-overs scheduled.

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

But predominantly, our side of the transaction is involving new wells, weather they’re PUDs or exploratory in nature.

Andrew O’Connor:	Okay.

Bob Cavnar:	I’ll just follow up on my side. The great thing about the particular combination is that our approaches are very similar. My exploration budget is about 28% this year.

Almost all of that Gulf coast on-shore, and the rest of that – the rest of the capital, which is a total of about 71 million or so is going to be spread between Permian basin development; some Gulf coast, and off-shore development, and with land and seismic rolled into that.

Andrew O’Connor:	Okay so Floyd, recently on the fourth quarter conference call for Petrohawk I think you suggested that of the 80 wells to be drilled in ’05, maybe 40, or 45 were high impact, or had high impact potentials. I’m just wondering with the combination of Mission; how many new wells to be drilled in ’05 with the combined program. And of these, how many would you characterize as high impact?

Floyd Wilson:	It’s almost a lay-down. Everything that we look at just about doubles our evaluated up-side seems to be about twice. Our number of specific wildcat wells is about twice. Our number of exploitation wells is just about double. They have a more detailed capital work-over schedule than we do for the year.

We may well be involved in some of those in the courses that we don’t know about at this time. It’s a eerily similar and it – then the two companies make up.

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
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Andrew O’Connor:	Okay, thanks for that, and lastly, any property divestitures, which are likely to result from Petrohawk acquiring Mission that you could speak to at this point?

Floyd Wilson:	Yes, there are several obvious strategies within the combined property set. Petrohawk had here to for identified ten 10, or 15 PCFE that we would have divested this year in any case.

We believe that number will grow to 40 to 50, maybe as high as 60. They involve non-core, or high cost type properties. As you know, the resale market’s great. We tend to make sure that we have a very strict eye on our divestment process as we try to build the company and, so I would say this year would include a significant divestment of properties that don’t particularly suite our strategy on a go-forward basis.

Andrew O’Connor:	Okay, and then any suggestion at this point as to where these properties might be located?

Floyd Wilson:	There are some in the mid continent. There are some in the Permian. And there are some in the Gulf coast area. There’s probably a higher percentage in the Permian in a general context, but Mission has got some great, long live legacies field with very reasonable operating costs out there and we don’t intend to divest those at this time.

Andrew O’Connor:	Okay, thank you. Good luck guys.

Bob Cavnar:	Thanks.

Operator:	Your next question comes from Ron Mills, with Johnson Rice.

MISSION RESOURCES
Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

Ron Mills:	Good morning guys.

Floyd Wilson:	Hey Ron.

Ron Mills:	Congratulations to both teams actually. Question in terms of – it looks like what ya’ll just did is added one and one in terms of putting the presentation together. And as you look at the property base – any potential in terms of once you get these under – are your arms around them, Floyd potential for accelerating in activities on any of Mission’s properties, or were you pleased with how aggressive they were planning on exploiting their property base this year?

Floyd Wilson:	You know, they’ve got a great plan in place, however I would point out that the combined cash flows of the company have quite an excess component. And Bob and I have agreed that through the dependency of this activity leading up to closing, that we’re going to sit down and look at each other’s programs and do what we can to accelerate that thinks pre-closing.

And I fully intend to hit the ground running at closing. We’re not going to slow down any drilling weather its wildcat or development; we’ll try to accelerate things.

They’ve actually got a couple of rig contracts that sits very well within our own designs. We’ve got several rigs coming just within these next few days, so I think you’re going to continue to see what for us at Petrohawk, is a normal very high level of activity and I believe Bob’s crew will be doing the same thing. And as I said, we’ll work together to make sure that the transition period is almost no transition; just a steady state progression into the combined plan.

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Moderator: Bob Cavnar
04-04-05/10:00 am CT
Confirmation #5336855

Ron Mills:	Okay, and I know they’d really just kicked off the exploratory nature along the Gulf coast. Relative to your current properties, especially on the Gulf coast, where are those properties located; and even if it’s from your past days with the old Treetech properties as well?

Floyd Wilson:	Honestly, couple their great fields are up the highways from a couple of our great fields, here at Petrohawk. South Texas is a big piece of course, of the exploratory upside on a combined basis for both companies.

And in South Louisiana, Treetech or Petrohawk has got quite a few activities planed for the year. Some noble successes are already been achieved during the year. So it’s again, it’s a strange similarity that both companies are gravitated in the same area as we use the same technology.

We would love to retain all of their technical people. They do the exactly the same kind of work that we do and appreciate. And, I think that they feel the same about us.

Ron Mills:	Okay, and then maybe seeing for you from a capitalization standpoint. Once you’ve come out with a issues that 19.2 million shares and assumed $170 million of debt and also your cash payment. Where does that put you from a capitalization standpoint and also from your existing revolver, which I’m assuming you’ll – your borrowing base will be increased for these properties in terms of financial liquidity.

Floyd Wilson:	Right, roughly in round numbers Ron, we’ll be in the 50% debt to cap and closing. That’s excluding the 35 million subordinated know that in that percentage I think it’s 53 or so with it in there. Yes, the senior facility; that borrowing base will be increased with the combined route.

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I think you know it’s too early to pinpoint a number that’s somewhere 230 to 240 might be a range of a borrowing base for the combined company, given the composition of the debt beyond the senior facility.

So, if that’s address from your question.

Ron Mills:	And, I’m just trying to get to and I think you had, what was it, 125 or 30 million outstanding on your existing base.

Floyd Wilson:	Yea, we had 128 out and I think that at closing we’re in the 40 to 50 million of liquidity under the senior facility.

Ron Mills:	Okay.

Floyd Wilson:	And the composition Ron, is a little bit to be determined as to where the brakes go between the senior and the other pieces of debt that will be put in place for the financing, but that’s how we’ve viewed it at this point.

Ron Mills:	Okay, and then will it – if I – or is there another piece of the financing leg that I’m missing here in terms of the extra $135 million in cash?

Floyd Wilson:	Well, if you’re not including or haven’t seen the financing plan would have a 125 or thereabout 125 million of new issue of high yield.

Ron Mills:	Okay and then finally, one more and then I’ll let someone else jump on. Either Bob or Floyd, how did this deal come about? Is - do you just provide us a little background on how we came to be on this call today?

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Floyd Wilson:	Yea, I’ll give you my view. My view is that we look for transactions that are not currently in an auction process. And, we feel like we can operate better and do our evaluative work more cleanly and accurately in that process. Patriot Parkman introduced Bob and I here less than a month ago. And we both agreed that everyone would roll up their sleeves and dig into this deal very fast.

Good news; we both used the same engineering firms, as I mentioned earlier the – we employ the same type of technologies and we had already noted some of their – the rumors of some of the success they’ve had in South Texas. And we’re really chomping it to bit to dig into that and see how we liked it.

So, it came to a very – together very quickly. It was again, a privately negotiated transaction and it’s been a great process so far.

Bob Cavnar:	Yea, I guess I’ll just add that I think Ron you know, that we were on the deal trail pretty hard during the first quarter trying to get some acquisitions done and working almost full time with the Patriot Parkman guys and they had – they apparently had this thought and some discussion with Floyd and then brought the idea to me, who (unintelligible) would like to meet with Floyd.

And as I look at the map, you could take Floyd’s map and lay my map on top of it and you really couldn’t tell any difference. And I thought this might make sense. I met with Floyd as I he said a little less than a month ago and our stalls are very similar; it makes sense, let’s get it done. And so it made sense fairly early on and we worked – we drove towards getting it signed last night.

Ron Mills:	Alright.

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Floyd Wilson:	Ron, Shane didn’t mention this, but as always, we have a goal of keeping our debt levels into a slightly more modest range, than a 50% debt to book cap. We would intend to attempt through the course of the year, through divestment and excess cash flow to get that down in the low 40 range.

Ron Mills:	Okay. Well congratulations to both of you’ll. It looks like a great fit combination.

Floyd Wilson:	Thanks Ron.

Ron Mills:	Sure.

Operator:	Your next question comes from David Keeney with SDR.

David Keeney:	Thanks guys. Bob, I should say, I don’t know your asset base well, could you give me a sense of what kind of organic production growth that you think you – that you’ve stated that you’ll do for Mission for ’05.

Bob Cavnar:	Yea, we’re – our guidance is between 71 and 75 billion a day, equivalent. About 68% of our reserves are in the Permian basin. About 9% in the Gulf of Mexico, and the rest of them are along the Gulf coast from Mexico up to the Mississippi River.

Our $70 million capital budget is about a little less than a third exploration. And the rest is development land and seismic. And our organic growth for year, over year was about Rick, from about somewhere in the low 60s, up to 71 to 75, whatever that percentage is. I think it was going to be about 10 to 15%

David Keeney:	Ten to fifteen percent.

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Confirmation #5336855

Bob Cavnar:	Yep.

David Keeney:	Okay, and what is it so the drivers – is it the Permian, is it the Gulf of Mexico, is it the Gulf coast that’s sort of driving your organic growth?

Bob Cavnar:	The answer is yes, bit of both. We – what we do is our approach has been to balance the portfolio between long, live, stable, but not very flashy Permian against high rate, high return Gulf coat on shore. So as we grow in one area, we tend to grow in the other type.

Our goal that we like for an RP ratio is around nine, and that’s where we are right about now. We kind of like staying in that eight to ten range where we can.

David Keeney:	Okay, and how many rigs would you think you’d need throughout the year to so that to implement your program on average?

Bob Cavnar:	We’ve got what Rick, five running now? We tend to front load our program, so we’re quite a bit of the way through our program right now. Of course, the Permian basin is just sort of a – it’s a continuous operation. And some of our bigger fields that we don’t operate in such as Weddell, and Watson and TXL and Goldsmith.

And then Jalmat will do things in slopes where we might have a rig drill three or four well and then we’ll watch them for a while. We’ve had, as Floyd did, we’ve had rig availability problems since the beginning of the year, and so we’re covetous of our rigs and hung on to the ones that we’ve been able to get a hold of and just continue to drill.

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David Keeney:	And I guess Floyd, Gulf of Mexico is in a big piece, but is that something that something that could be potentially divested, grown, what’s your thought there?

Floyd Wilson:	I would guess it more likely would be a divestment strategy in the GOM. However, I say that those properties are providing some wonderful cash flow and net lease income at this time. That more likely would be a divestment. Our company is an onshore or shallow water player. We try to operate. Mission’s ambitions are much the same. Both our capital budgets are dominated by onshore development activities and onshore technically challenging 3-D based expiration.

Your question about the projection of organic growth, I’m looking at a chart here that shows both companies project about the same, about 10% to 15% in the absence of acquisitions or any huge exploratory success. So I think you’ll find as we work together to put these property sets, synch them up, that it’ll be a pretty seamless combination.

David Keeney:	And then the last question also for you, Floyd. There is I guess a piece of non-operated and I guess one of the transformations that you usually go through is to raise the operator-ship. Is that part of the value creation plan here?

Floyd Wilson:	Absolutely. Interesting to note that the combined companies just on a one-plus-one basis, there’s one level of operations but if you subtract out the Mission’s four large Legacy non-operated Permian fields. The combined company’s 75% operated so I think therein you’ll find the answer that there is some great opportunities within the combined property set to increase the operated percentage and also to lower operating costs through our typical divestment process.

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David Keeney:	That was my last question. Great. Thank you very much, guys.

Operator:	Your next question comes from Gary Stromberg with Bear Stearns.

Gary Stromberg:	Hi, good morning. You answered one of my questions which was financing for the cash portion of the transaction. Any thoughts on what you do with the Mission Resources bonds that are outstanding, the $130 million in notes? Do you leave those outstanding or do you take them out?

Man:	You know, it’s a great – I’ll answer from the go-forward perspective. It’s a great time to be in a position to even consider restructuring that kind of note. While the call might seem a little expensive I think that there are some things that we could offer those bondholders that would allow them a good reason to consider restructuring. However if there’s no restructuring our capital structure is very well laid out and it’s very affordable so I think we’ve got, you know, the (optionality) there is great from our view.

Gary Stromberg:	Okay. And I’m not as familiar on Petrohawk’s hedging profile. Can you give us a sense of how much is hedged at Petrohawk to maybe how much on a pro forma basis would be hedged and you can give us rough numbers if you have them.

Floyd Wilson:	Yeah. Petrohawk is about 50% hedged on our expected production for 2005 and 2006. It’s substantially all in the form of (unintelligible) collars. It’s roughly 6 by 9 and low 40s to low 50s on the oil side. Of course we’re about 75% gas.

We would intend through the course of this business combination to take our current strategy of being about 50%, a little higher. We’ll probably try to get the combined company to where it’s in the 65% or 70% hedged position. We

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would intend to as we could afford it, perhaps shift towards floors. I’ve been hearing some pretty smart people say that, you know, we should watch these collars these days. So I think we would tend to become about 65% or 70% hedged.

Bob, what’s the hedging percentage now?

Bob Cavnar:	We’re about 60% of PDP.

Floyd Wilson:	Sixty percent of PDP and they have a few more mature hedges that we might look for some opportunity to work out of given the way that the market is but all in all I would say 65% or 70% pro forma this transaction would be a target which we’ll work towards.

Gary Stromberg:	Okay. Thank you very much.

Operator:	Your next question comes from Michael Bodino with Sterne Agee.

Michael Bodino:	Good morning, guys. Congratulations.

Man:	Thanks, Michael.

Michael Bodino:	Hey, I have a couple of quick questions. A lot of my questions have been answered but on the asset sales I know, Floyd, you had a couple of things you had mentioned. I give Bob a lot of credit. He had been doing a lot of the same things you do in terms of pushing his cost structure down and monetizing non-core assets as he’s grown this company.

Will we see asset sales by one or both companies in the next few months or is this going to be postponed post-closing?

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Floyd Wilson:	I would anticipate that you’ll see a certain amount of that pre-closing and a certain additional amount post-closing. We actually have some cross-ownership positions here and there that we need to evaluate and sort of decide what’s the most strategic divestment plan.

As we work through this next few months we’ll sit down and the things that make sense to standalone we’ll probably either divest or get in the queue for divestment. And as you know, if you’re going to do a good job of that it takes just as much time to divest as it does to buy. You have to prepare a lot of information for other people so that they can see the value that you’re willing to sell. And then probably a slightly larger tranche after closing but prior to year-end I would say.

Michael Bodino:	Okay. Relative to cost savings you put out some guidance in here. Could we expect a significant amount of further cost savings as we get into ’06?

Floyd Wilson:	You know, everyone always asks that and yes, we don’t know exactly when this transaction will close so we can’t really say and we’re going to need the help of all these fine people that have turned Mission around to help us put the companies together. So the cost savings that we could really accurately suggest would come in ’06 and yeah, they would be substantial.

You know, you’ve got two companies that you won’t need quite the same facilities and quite the same infrastructure to have one company as you do to have two.

Michael Bodino:	Sure. Last question for me – there’s about 5.7 million dilutive shares Mission has in terms of options. How do we view those – as cash, as stock or are those additional shares coming in as part of this transaction?

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Floyd Wilson:	Let me make a comment to that and I’d hasten to ask Bob to add to this but those dilutive shares as you call them have...

Michael Bodino:	Thirty-five point four.

Floyd Wilson:	They have done a lot to take Mission from what Bob said was a $7 million market cap to a $350 million market cap company in a very short period of time. Those options are all going to roll into options of the new, of the combined company. And I think it’s a stunning bit of confidence on the part of those option holders to agree to this and we’re very pleased that they’re going to partner up with us financially on the go-forward company.

Michael Bodino:	Fantastic. Well, congratulations, guys. I mean you have a lot of good overlap in properties and I think this is going to make a great story going forward.

Floyd Wilson:	Thanks, Michael.

Operator:	Your next question comes from James Home with Miller, Tabak, Roberts Securities.

James Hom:	Hey, good morning and congratulation on the transaction. Actually all my questions have been addressed. Thank you.

Bob Cavnar:	Thanks.

Operator:	Your next question comes from Greg Imbruce with Talek Investments.

Greg Imbruce:	Good morning. Congratulations.

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Bob Cavnar:	Hi, (Greg).

Greg Imbruce:	Quite a turnaround from two years ago, Bob.

Bob Cavnar:	Thank you.

Greg Imbruce:	Could you just summarize what the pro forma debt will look like? I know you have I heard $128 million at Petrohawk and then, Bob, if you can update us if that $40 million has declined since last quarter? I realize you have the $130 million of bonds out.

Shane Bayless:	This is Shane Bayless. I’ll address the first part of that. The pro forma debt at closing is roughly $190 million to $195 million under a senior facility, our existing Term B facility at $50 million and the balance in high yield or roughly $255 million which is assuming that we go out and raise an additional $125 (million) in a new issue.

Greg Imbruce:	Okay. Can you talk about – I know Gary touched on it but could you talk about what your expectations are on taking out the Mission bonds?

Floyd Wilson:	Well, we addressed that a minute ago. We’re in a great time to even be considering that. As I said, our capital structure works quite nicely. If the bonds stay in place I personally believe that there is some opportunity for us here to structure the debt on a go-forward basis that would more closely adhere to the credit stats of the combined company compared to the, you know, not quite so good credit stats of the either one of us standalone.

We don’t have any specific plans right now and anything we say would tend to make it harder to do. So we’re looking at every opportunity we have to improve the overall interest expense of the combined company.

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Greg Imbruce:	Okay. Maybe I could ask it a different way. If you assume that you just keep the Mission bonds out and do a standalone high yield deal, 125 (million), what kind of rating would you expect?

Floyd Wilson:	You know, that’s a question that someone else should probably answer but we would – I think it’s pretty safe to say that the combined company would deserve and get a much better credit rating that either company does standalone.

Greg Imbruce:	Okay. Then just shifting to the hedges, you’ve mentioned 65% to I think 75% target?

Floyd Wilson:	Sixty-five to 70% or thereabouts. It’ll be a combination of process collars and floors to the extent that we can afford the cash cost of floors. We have a, at Petrohawk, we have a bullish but I think a bit conservative view of commodity prices. We think that floors in this atmosphere make a lot of sense however the (unintelligible) of collars that we’ve laid on last fall and the ones that we’re looking at today are also very attractive so it’ll be a combination of the two.

As I mentioned, Mission put some great collars on a while back and they suited the industry at the time. We may well look at an opportunity to work out of those as they’re not in the market at this time.

Greg Imbruce:	Sure. What’s the current mark-to-market or most recent mark-to-market on Petrohawk’s (unintelligible) approximately.

Floyd Wilson:	It’s about $8 million.

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Greg Imbruce:	Okay. And in terms of – Bob, on your balance sheet what’s your current revolver in term look like?

Bob Cavnar:	Well, as of year-end, (Unintelligible), it was about $15 million on the revolver and it’s in that neighborhood today.

Greg Imbruce:	Okay. And you’ve been – you’ve had some free cash flow during your quarter to-date?

Bob Cavnar:	Well, we had – remember, we had a lot of projects going on the fourth quarter that with the rigs being delayed got pushed into the first quarter and so we didn’t slow anything down that we had in the first quarter. So we really have spent a little money kind of left over from last year that we had which is why the revolver’s where it is.

Greg Imbruce:	Okay, perfect. Congratulations, all. Thanks a lot.

Bob Cavnar:	Thanks, (Greg).

Operator:	Your next question comes from Van Levy with Dahlman Rose.

Van Levy:	Good morning. Floyd, how are you?

Floyd Wilson:	Great.

Van Levy:	Congratulations. What properties are you most excited about on the Mission side and where you think you can add value the quickest?

Floyd Wilson:	I’m surprised myself. We were reviewing some of the work that Mission’s be doing out in the Permian Basin on some of these large fields and I was

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shocked to find that they had identified hundreds of unbooked operations that they’re in the process of continuing to evaluate in some of these large Permian fields.

Had you asked me that question a few weeks ago I would have just said south Texas and south Louisiana but we find that the exploitation side of this is much like our prior activities in east Texas where an ability to continue to grow your sort of your (PUD) component with, you know, successful activities. So we’re pretty excited about both ends.

We love to drill as you know, and with their five rigs and our five rigs or thereabouts running throughout the year we’re going to be continually hopefully barraged with results that are interesting to all.

So I would say it’s hard for me to say which side of the deal we like the best. As I have in the past and as I see Bob has, we think it’s pretty important to have a solid foundation of projects and your value creation there tends to be in, you know, cost engineering and acceleration more than new reserves oftentimes.

But both companies have a meaningful exposure to upside in the exploratory side and both sides of that equation are very exciting to me.

Van Levy:	Okay. Second question on the exploratory side I’m looking at the Mission presentation, looks like you had 45 prospects. Combined with your prospects, the synergy of this deal – what does it do for you in terms of, you know, the number of wells you can drill in a year to convert to an expected value, number one, on the exploratory side.

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Number two, does the new size of the company allow you do to things on the say, the geophysical side in terms of maybe hiring more people, more specialized people, more specialized drilling people to run the expression component?

Floyd Wilson:	To tell you the truth in my view neither company could have a better, more highly qualified technical staff. We just hope that we can retain most or all of Bob’s group.

On the number of things, it basically doubles everything. And so we have an increased exposure to a much larger opportunity set and it’s a pretty interesting situation for us.

Van Levy:	Okay. One question for Bob. Bob, at year-end your (PV-10) was 424 million but I think your prices were $6.20 and around $43 a barrel. If you ran the (PV-10) say at I guess gas is now $7.50, if you ran gas at say $7 or $7.50 and oil at, you know, somewhere closer to $50, $55, can you give us a sense of where the (PV-10) would go?

Bob Cavnar:	No. That’s a calculation you really have to estimate yourself. We don’t. We don’t speculate in that regard.

Van Levy:	Okay. And I guess final question maybe for the Petrohawk side. Combined what will be the (DENA) rate of the combined company rough range if you don’t have an exact number and the percentage discounts you unhedged to (unintelligible) (NWDI)?

Shane Bayless:	Van, this is Shane. I’ll take the first part of that. Really without flushing through a purchase allocation I’d be a little tough to tell you what that number is. Obviously there’s a value allocation to non-proved assets that we still need

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to determine so, you know, I think our year-end rate was around $2 at Petrohawk.

We’ll come back to you as we get that number further refined on the pro forma look but I really would be hesitant to give you a number that has much accuracy today on that.

As far as realizations, you know, we or as a company sort of I think 95% on the gas and a little higher on the oil. I don’t think the combined company is going to look much different than that. There may be a slight change downward. I don’t think it’s going to do a whole lot to our realization.

Van Levy:	Do you have a diluted share number?

Shane Levy:	Yes, roughly 76 million shares.

Van Levy:	And would anything change on the tax rate, the deferred part of the tax rate?

Shane Levy:	Still early, Van, on that but again we would expect some potential increase in cash taxes just from I’ll call it a basis differential type of process but I don’t think it would be significant. Certainly not in ’05. It would be more of an ’06 issue.

Van Levy:	Okay. Last question – the Wynn-Crosby deal you allocated I think $30 million to unproved properties. Do you have any sense of what (unintelligible) allocation this deal would have?

Shane Bayless:	Actually the Wynn-Crosby deal was about $45 million.

Van Levy:	Forty-five million? Okay.

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Shane Bayless:	It was just over 10% of the purchase price.

Van Levy:	Okay.

Shane Bayless:	And, you know, in thinking through it that tends to be a number that you kind of fall out with so I could see us being in that range again.

Van Levy:	Okay, super. Great. Thanks and congratulations.

Operator:	Your next question comes from David Khini with FBR.

David Khini:	Yeah, hi. Bob, I guess you sort of touched upon this but I just want to make sure. On the exploration side of the actual drill bit amount what would you think your net risk reserve potential that you’d be targeting this year ballpark?

Bob Cavnar:	No, we really don’t talk in terms of risk potential this year. I can give you a different number though. Typically we think in terms of (unrisk) gross when we’re looking at all of our opportunities. And if you look at the 40 plus prospects that we’re working right now, they have an (unrisk) gross potential of somewhere in a (TCF) plus range where you sell down and you risk those all kinds of things but we tend not to talk about what we think the risk potential is in a given year.

David Khini:	Actually I said (unrisk) but that’s okay. And that’s net or is that gross?

Bob Cavnar:	The (TCF) was a gross (unrisk).

David Khini;	Gross (unrisk), okay. Great, thank you.

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Operator:	Your next question comes from John Cartwright with POSC.

John Cartwright:	Congratulations, gentlemen. I’m basically a bond guy so I got to go over the stuff again because I’m a little dim. Have you had conversations with (B&P), (Paraboss) or Wells Fargo about consolidating the bank debt?

Shane Bayless:	Yes, we have.

John Cartwright:	How receptive have they been?

Shane Bayless:	Very receptive.

John Cartwright:	Okay. I’m also assuming that you’ll need more money as a combined company than you did as separate companies because of your drilling prospects and I know you mentioned you have $195 million in senior debt at closing. Is that all bank debt?

Shane Bayless:	That is the amount that would be under our senior facilities, yes.

John Cartwright:	Okay. And I guess reading into it, you have not had conversations with the rating agencies yet?

Shane Bayless:	No, sir.

John Cartwright:	Okay. How about the – for the lack of better phrase – the hedge funds that were involved in Mission Resources? I see you have 35% or so of existing shareholders have already approved that. They’re all coming onboard. Are they going to be represented on the combined board of directors?

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Bob Cavnar:	The institutions who are on our – the large shareholders for us now are Harvard Management and Guggenheim Capital and they do not have seats on our board today and don’t expect them to have seats on the future board.

John Cartwright:	Okay, but they’re staying onboard? Excuse me, they’re maintaining their ownership position?

Bob Cavnar:	Well, you know, I don’t direct what their shareholdings do but they have been supportive of the deal and signed the voter agreements.

John Cartwright:	Okay. That’ll hold me for now. Thank you and congratulations once again.

Bob Cavnar:	Thanks much.

Operator:	Your next question comes from Nat Furman with CRT Capital.

Nat Furman:	Hi. I’m unfamiliar with Petrohawk and I’m just wondering if pro forma for all the transactions that took place in ’04 and ’05, if you’ve ever provided either EBITDA or cash flow guidance either, you know, looking back into ’04 or looking forward into ’05 just so we can get a sense of what the combined EBITDA of this company might look like on a trailing basis?

Floyd Wilson:	We haven’t provided those projections. As you know we’ve basically put together three or four significant transactions given our size in a very short period of time. We have given the cost projections and the production projections so that you could easily arrive at your own projection.

Nat Furman:	Okay, fair enough.

Operator:	Your next question comes from Daniel Sang with Sagamore Hill Capital.

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Daniel Sang:	Thanks, congratulations. Most of my questions have been answered but could you give us a little more color and kind of quantify the cost savings and synergies this year and next?

Floyd Wilson:	No, not knowing when the deal will close and it’s determined by all the various regulatory steps we go through over the next month or two or three, it’s hard to say about ’05. And we fully intend to use all of the resources of Mission Resources before and after closing. So any suggestions we might have of cost savings would generally be in an ’06 and beyond number.

Rather than put a number on it I would say we view those cost savings as being substantial, not important to our evaluation of the deal however, just a nice piece of the equation that comes with putting two companies like this together.

Daniel Sang:	Could you give any range or ballpark?

Floyd Wilson:	I don’t think so. Yeah, we’ll try to come to something like that. It would be a very nebulous answer at this stage.

Daniel Sang:	Okay, thank you.

Operator:	At this time there are no further questions. Mr. Wilson, are there any closing remarks?

Floyd Wilson:	We appreciate everyone’s attendance on the call and we really look forward to working with Bob and his team over the next several months. We’ll do everything we can to accelerate and extend the influence of both our

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companies before closing and we feel highly confident of our outlook post-closing in terms of what the combined company looks like.

With that – anything, Bob?

Bob Cavnar:	No, I just think I’d like to add just we’ll be working very closely with Floyd and his team to effectuate the transaction as most efficiently as we can. And we appreciate all of your support through the last several years.

Floyd Wilson:	Thank you.

Operator:	This concludes today’s Petrohawk Energy and Mission Resources conference call. You may now disconnect.

END